Michael P. Rissman
General Counsel
(480) 627-2375
April 15, 2010
Ms. Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:	Republic Services, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-14267
Dear Ms. Hooker:
The following is a response to the comment letter, dated March 17, 2010, of the Staff of the Securities and Exchange Commission regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form 10-K for the fiscal year ended December 31, 2009
Luri Matter, page 27
1.	In future filings, please provide a description of the factual basis alleged to underlie the proceeding.

In future filings, we will provide a description of the factual basis alleged to underlie the proceeding.
Litigation Related to Fuel and Environmental Fees, page 29
2.	In future filings, please specify the amount of monetary damages, if any, sought in each of the two lawsuits. See Item 103 of Regulation S-K and the item’s instructions.

To date, the amount of monetary damages sought in each lawsuit has not been specified by the plaintiffs. In future filings, we will disclose the amount of monetary damages that have been sought in the lawsuits, if specified by the plaintiffs.
Republic Services, Inc. • 18500 N. Allied Way • Phoenix, Arizona 85054 • (480) 627-2700 / FAX (480) 627-2701

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

Notes To Consolidated Financial Statements
8. Landfill and Environmental Costs, page 112
Environmental Remediation Liabilities, page 114
3.	Considering the magnitude of your overall environmental liability, please revise future filings to quantify the reasonably possible range of additional loss in aggregate at each reporting date.

In future filings, we will disclose the high end of the reasonably possible range of additional loss relating to each of our environmental remediation liabilities, in the aggregate, as of the end of the applicable reporting period. As of March 31, 2010, the high end of the reasonably possible range of additional loss relating to each of our environmental remediation sites was, in the aggregate, approximately $187 million.

4.	Regarding the individual sites you have included in your discussion of significant remediation matters beginning on page 115, please:
•	Tell us whether it is reasonably possible that any individual site, other than those already discussed and including sites formerly associated with Allied, could be material;

•	Tell us whether the information provided here includes any material former Allied sites;

•	For each site discussed and any other which may be material, please tell us and revise future disclosures to include the reasonably possible range of loss, or if applicable, state that such an estimate cannot be made.
With respect to sites other than the four sites we specifically describe on page 115 of the Form 10-K, we do not believe the reasonably possible loss associated with any individual environmental remediation site is material.

The Congress Development Landfill is a former Allied site.

While we believe there is a reasonable possibility that we will incur additional losses related to environmental remediation that exceed the amounts accrued for these matters, we do not believe that disclosure of the specific estimated range of reasonably possible loss with respect to any individual remediation site would be material to investors. In future filings, as noted in our response to Comment No. 3 above, we will disclose the high end of the reasonably possible range of additional loss relating to each of our environmental remediation liabilities, in the aggregate, as of the end of the applicable reporting period.

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

10. Income Taxes
Exchange of Partnership Interests, page 126
5.	We note your disclosures indicating that you have accrued for the potential federal and state cash tax impact of the IRS’s formal disallowance to Allied, but not the penalty or penalty-related interest. Please tell us and in future filings please quantify the estimated range of loss related to these penalties and associated interest.

With respect to the “Exchange of Partnership Interest”, we believe our position is supported by relevant technical authorities and a strong business purpose, and, as such, we have not accrued for any potential federal and state penalties or penalty-related interest. Should we not prevail, we could be assessed penalty and penalty-related interest of up to approximately $46 million (as of December 31, 2009). We will revise future filings to include the maximum amount of possible penalties and associated interest.
16. Commitments and Contingencies, page 144
Countywide Matters
6.	It appears that it would be helpful to include the amount accrued (as disclosed on page 115) and the reasonably possible range of loss associated with the liability, if known. Additionally, we note your disclosures regarding the two suits filed in the Tuscarawas County Ohio Court of Common Pleas. Please tell us and in future filings disclose whether you have recorded an accrual related to this matter and quantify such accrual, if appropriate. Also, disclose in future filings the estimated range of reasonably possible loss, or, if applicable, state that such an estimate cannot be made.

In future filings, we will include in this footnote to our financial statements the amount we disclose in Note 8 related to the remediation liability accrued with respect to Countywide as of the end of the period covered by the applicable report. See our response to Comment No. 3 regarding the estimated range of reasonably possible additional losses for remediation liabilities.

We have recorded an accrual as to the two suits filed in the Tuscarawas County Ohio Court of Common Pleas (the “Ohio Suits”). We reviewed the Ohio Suits and accrued for all probable and reasonably estimable losses in accordance with ASC 450-20. The amount of the accrual is included in the aggregate accrual we discuss in response to Comment No. 9, below. We do not believe that disclosure of the nature or amount of the accrual with respect to the Ohio Suits is necessary for our financial statements not to be misleading in accordance with ASC 450-20.

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

While we believe there is a reasonable possibility that we will incur additional losses related to the Ohio Suits that exceed the amount of the accrual for these matters, we do not believe that disclosure of the specific estimated range of reasonably possible loss with respect to the Ohio Suits would be material to investors. The high end of the range of reasonably possible additional loss for the Ohio Suits is included in the aggregate range of loss we discuss in response to Comment No. 9, below.
Imperial Landfill Matter
7.	If it is reasonably possible that you may incur material penalties please disclose the estimated range of loss in future filings, or, state that such an estimate cannot be made, if appropriate. Additionally, if material, quantify the expected cost of the corrective actions related to the alleged violations.

We do not believe it is reasonably possible that we will incur material penalties with respect to this matter. The expected cost of the corrective actions related to this matter is not material.
Congress Development Landfill Matters
8.	If expected costs associated with the preliminary and subsequent orders are expected to be material, in future filings please disclose the total expected future costs and any amounts already accrued.

In future filings, we will include in this footnote to our financial statements, with respect to the preliminary and subsequent orders issued regarding our Congress Landfill, the amount we disclose in Note 8 of the remediation liability accrued as of the end of the period covered by the applicable report.

See our response to Comment No. 3 regarding the estimated range of reasonably possible additional losses for remediation liabilities.

We do not expect other costs with respect to this matter to be material.

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

Forward Matters, Litigation Related to Fuel and Environmental Fees, Livingston Matter, Sunshine Canyon Matter and Contracting Matter
9.	For each of the above mentioned matters, please tell us and disclose in future filings, where applicable:
•	Amount of damages being sought in each matter or the expected costs associated with remediation activities;

•	Accrual balances at the end of the period presented;

•	Whether it is reasonably possible that the losses could be material;

•	The estimated range of reasonably possible loss, or, if applicable, state that such an estimate cannot be made.
Below we set forth (a) for our legal proceedings generally, certain information regarding accrual balances for our legal proceedings and the estimated range of reasonably possible losses related to those matters and (b) for the legal proceedings specifically identified by the Staff in Comment No. 9, our responses to the Staff’s request for disclosure of the amount of damages being sought or the expected costs associated with remediation activities.

(a) Legal Proceedings Generally — Accrual Balances and Reasonably Possible Losses

For purposes of this response, when we refer to “legal proceedings”, we are referring to litigation and similar claims against us and our subsidiaries, excluding: (i) ordinary course accidents, general commercial liability and workers compensation claims, which are covered by insurance programs, subject to customary deductibles, which, together with self-insured employee health care costs, are discussed in Note 7 to our consolidated financial statements in the Form 10-K; (ii) our tax-related matters, which are discussed in Note 10 to our consolidated financial statements in the Form 10-K; and (iii) environmental remediation liabilities, which are discussed in Note 8 to our consolidated financial statements in the Form 10-K.

We hereby advise the Staff that we had recorded an aggregate accrual of $122 million relating to our outstanding legal proceedings as of March 31, 2010. As of the end of each applicable reporting period, we review each of our legal proceedings and, where it is probable that a liability has been incurred, we accrue for all probable and reasonably estimable losses in accordance with ASC 450-20. Where we are able to reasonably estimate a range of losses we may incur with respect to such a matter, we record an accrual for the amount within the range that constitutes our best estimate. If we are able to reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we had

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

used the high ends of such ranges, our aggregate potential liability would have been approximately $133 million higher than the amount recorded as of March 31, 2010.

We do not believe that disclosure of the nature or amount of the aggregate accrual with respect to legal proceedings, or any component thereof, is necessary for our financial statements not to be misleading in accordance with ASC 450-20. While we believe there is a reasonable possibility that we will incur additional losses related to legal proceedings that exceed the amount of the accruals for these matters, we do not believe that disclosure of the specific estimated range of reasonably possible loss with respect to any matter would be material to investors.

We further respectfully advise the Staff that, on page 144 of the Form 10-K, we disclose that we do not believe the outcome of our pending legal and administrative proceedings will have a material adverse impact on our consolidated financial position, results of operations or cash flows except as otherwise expressly described in Note 10 or Note 16 to our financial statements.

In future filings, for any disclosed legal proceeding where we are unable to estimate a range of reasonably possible loss, we will so state.

(b) Specific Legal Proceedings — Amount of Damages Sought or Expected Costs of Remediation
•	Forward Matters — As to the civil action, we have disclosed on page 147 of the Form 10-K and will continue to disclose the amount of damages being sought. As to the U.S. Environmental Protection Agency (“EPA”) notice of violation, EPA has not sought any particular damages. In future filings, we will disclose the amount of any specific damages sought by EPA. See our response to Comment No. 3 regarding the estimated range of reasonably possible additional losses for remediation liabilities.

•	Litigation Related to Fuel and Environmental Fees — No specific damages have been sought in these matters. In future filings, we will disclose the amount of any specific damages sought.

•	Livingston Matter — No specific damages have been sought in this matter. In future filings, we will disclose the amount of any specific damages sought.

•	Sunshine Canyon Matter — The South Coast Air Quality Management District (“District”) has not sought any particular damages with respect to this matter. In future filings, we will disclose the amount of any specific damages sought by the District. See our response to Comment No. 3 regarding the estimated range of reasonably possible additional losses for remediation liabilities.

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

•	Contracting Matter — No specific damages have been sought in this matter. In future filings, we will disclose the amount of any specific damages sought.
Exhibits, Financial Statement Schedules, page 164
10.	We note that you do not appear to have publicly filed all of the schedules and exhibits to your credit agreement listed as Exhibit 4.12. Please file the complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

We will file the schedules and exhibits to the credit agreement listed as Exhibit 4.12 with our next Quarterly Report on Form 10-Q.
Exhibit 21.1
11.	In future filings, please include the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21)(i) of Regulation S-K.

In future filings, we will include the state or other jurisdiction of incorporation or organization of each subsidiary in the list of subsidiaries we file pursuant to Item 601(b)(21) of Regulation S-K.
* * * * *
In connection with responding to the Staff’s comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (480) 627-2375.
Sincerely,

/s/ Michael P. Rissman
Michael P. Rissman
Executive Vice President, General Counsel and Corporate Secretary

Ms. Mindy Hooker
Securities and Exchange Commission
April 15, 2010

cc:
Securities and Exchange Commission:
John Hartz
Edward M. Kelly
Dieter King
Republic Services, Inc.:
Tod C. Holmes, Executive Vice President and Chief Financial Officer
Charles F. Serianni, Vice President and Chief Accounting Officer
Mayer Brown LLP:
Jodi A. Simala